Filed Pursuant to Rule 433

Registration Statement Nos. 333-160987, 333-160987-01, 333-160987-02, 333-160987-03,

333-160987-04, 333-160987-05, 333-160987-06, 333-160987-07 and 333-160987-08

NEXTERA ENERGY, INC.

Pricing Term Sheet

September 14, 2010

Issuer:	NextEra Energy, Inc.
Common Stock Ticker:	NYSE “NEE”

Underwriter:	Credit Suisse Securities (USA) LLC

Securities:
Designation:	Equity Units (initially consisting of Corporate Units)
Registration Format:	SEC Registered
Number of Equity Units Offered:	7,000,000 (8,050,000 if the underwriter exercises its over-allotment option to purchase up to 1,050,000 additional Equity Units in full)
Aggregate Offering Amount:	$350,000,000 ($402,500,000 if the underwriter exercises its over-allotment option to purchase up to 1,050,000 additional Equity Units in full)
Stated Amount per Equity Unit:	$50
Price to Public	$49.25 per Equity Unit
Underwriting Discount and Commissions:	$0.75 per Equity Unit / $5,250,000 (excluding the underwriter’s over-allotment option to purchase up to 1,050,000 additional Equity Units)
Proceeds to FPL Group Capital:

$339,500,000 ($390,425,000 if the underwriter exercises its over-allotment option to purchase up to 1,050,000 additional Equity Units in full), after deducting the underwriter’s discounts and commissions

FPL Group Capital Debenture Interest Rate:	1.90%
Contract Adjustment Payment Rate:

5.10% per year of the Stated Amount per Equity Unit, subject to NextEra Energy’s right to defer contract adjustment payments, as described in the preliminary prospectus supplement dated September 14, 2010

Deferred Contract Adjustment Payments:	Deferred contract adjustment payments would accrue additional contract adjustment payments at the rate of 7.00% per year until paid, compounded quarterly
Payment Dates on Corporate Units:

March 1, June 1, September 1 and December 1, beginning December 1, 2010, subject to NextEra Energy’s right to defer contract adjustment payments, as described in the preliminary prospectus supplement, dated September 14, 2010

Total Corporate Unit Cash Distribution Rate:	7.00% of the Stated Amount per Equity Unit

Reference Price:	$55.02 (the last reported sale price of NextEra Energy’s common stock on the New York Stock Exchange on September 14, 2010)
Threshold Appreciation Price:	$68.78 (represents appreciation of 25% over the reference price)
Minimum Settlement Rate:	0.7270 shares of NextEra Energy’s common stock (subject to adjustment), equal to $50 divided by the threshold appreciation price
Maximum Settlement Rate:	0.9088 shares of NextEra Energy’s common stock (subject to adjustment), equal to $50 divided by the reference price
Trade Date:	September 15, 2010
Offering Settlement Date:	September 21, 2010
Purchase Contract Settlement Date:	September 1, 2013
FPL Group Capital Debentures Maturity Date:	September 1, 2015
Listing:	The Corporate Units will not be listed on any stock exchange.
Creating Treasury Units:

If the applicable ownership interests in the Treasury portfolio have replaced the applicable ownership interests in the FPL Group Capital Debentures as a component of the Corporate Units as a result of a successful remarketing, special event redemption or mandatory redemption, holders of Corporate Units may substitute Treasury securities for the applicable ownership interests in the Treasury portfolio only in integral multiples of 80,000 Corporate Units (or such other number of Corporate Units as may be determined by the remarketing agent in connection with a successful remarketing of the FPL Group Capital Debentures if the reset effective date is not a regular quarterly interest payment date).

Recreating Corporate Units:

If the applicable ownership interests in the Treasury portfolio have replaced the applicable ownership interests in the FPL Group Capital Debentures as a component of the Corporate Units as the result of a successful remarketing, special event redemption or mandatory redemption, holders of Treasury Units may substitute applicable ownership interests in the Treasury portfolio for Treasury securities only in integral multiples of 80,000 Treasury Units (or such other number of Treasury Units as may be determined by the remarketing agent in connection with a successful remarketing of the FPL Group Capital Debentures if the reset effective date is not a regular quarterly interest payment date).

Early Settlement:

If the applicable ownership interests in the Treasury portfolio have replaced the applicable ownership interests in the FPL Group Capital Debentures as a component of the Corporate Units, holders of Corporate

Units may settle early on or prior to the second business day immediately preceding the purchase contract settlement date only in integral multiples of 80,000 Corporate Units.
Fundamental Change Early Settlement:	The following table sets forth the stock price, effective date and amount of make-whole shares issuable upon a fundamental change early settlement right:

	Effective Date
Stock Price	September 21, 2010	September 1, 2011	September 1, 2012	September 1, 2013

$20.00	0.2450	0.1699	0.0876	0.0000
$30.00	0.1542	0.1083	0.0573	0.0000
$40.00	0.0892	0.0607	0.0339	0.0000
$50.00	0.0308	0.0087	0.0000	0.0000
$55.02	0.0000	0.0000	0.0000	0.0000
$60.00	0.0572	0.0347	0.0121	0.0000
$65.00	0.1011	0.0778	0.0508	0.0000
$68.78	0.1299	0.1062	0.0766	0.0000
$80.00	0.0987	0.0749	0.0433	0.0000
$90.00	0.0795	0.0572	0.0288	0.0000
$100.00	0.0660	0.0458	0.0218	0.0000
$125.00	0.0464	0.0313	0.0153	0.0000
$150.00	0.0362	0.0246	0.0124	0.0000
$175.00	0.0299	0.0204	0.0104	0.0000
$200.00	0.0254	0.0175	0.0089	0.0000

The exact stock price and effective date applicable to a fundamental change may not be set forth on the table, in which case:

•                 if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the amount of make-whole shares will be determined by straight line interpolation between the make-whole share amounts set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•                 if the stock price is in excess of $200 per share (subject to adjustment), then the amount of the make-whole shares will be zero; and

•                 if the stock price is less than $20 per share (subject to adjustment) (the “minimum stock price”), then the amount of make-whole shares will be determined as if the stock price equaled the minimum stock price, using straight line interpolation, as described above, if the effective date is between two dates on the table.

Allocation of the Purchase Price:

At the time of issuance, the fair market value of the applicable ownership interest in the FPL Group Capital Debentures will be reported as $49.25 and the fair market value of each purchase contract will be reported as $0.

CUSIP for the Corporate Units:	65339F 507
ISIN for the Corporate Units:	US65339F5070
CUSIP for the Treasury Units:	65339F 606
ISIN for the Treasury Units:	US65339F6060
CUSIP for the FPL Group Capital Debentures:	302570 BK1
ISIN for the FPL Group Capital Debentures:	US302570BK13

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037.